Exhibit 99.1

Central GoldTrust

Friday October 30, 2015

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the nine months ended September 30, 2015.

The interim financial statements of Central GoldTrust are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	September 30,	December 31,
	2015	2014
	$	$
Assets:
Gold bullion at market	784,982,328	845,053,911
Cash and cash equivalents	4,189,527	11,064,910
Other receivables and prepayments	133,446	113,691
Total assets	789,305,301	856,232,512
Liabilities: Accrued liabilities	1,556,010	955,712
Total liabilities	1,556,010	955,712
Equity:
Capital	744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	42,878,558	110,406,067
Total equity	787,749,291	855,276,800
Total liabilities and equity	789,305,301	856,232,512
Total equity per Unit	40.82	44.32
Exchange rate: U.S. $1.00 = Cdn.	1.3394	1.1601
Total equity per Unit
expressed in Canadian dollars	54.67	51.41

The change in net assets (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $43.7 million or 5.3% during the three months ended September 30, 2015. This decrease was primarily attributable to the 4.9% decrease in the price of gold during the period. The impact of the unanticipated costs of the unsolicited takeover bid initiated on May 27, 2015 by Sprott Asset Management was also a factor in the decrease in net assets during the period.

Net assets decreased by $67.5 million or 7.9% during the nine months ended September 30, 2015. This decrease was primarily attributable to the 7.1% decrease in the price of gold during the period. The impact of the costs of the unsolicited takeover bid and the unanticipated Special Meeting of Unitholders held on May 1, 2015 were also factors in the decrease in net assets during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended Sept. 30,			Nine months ended Sept. 30,
	2015	2014	2015	2014
Income:	$	$	$	$
Interest	2,561	8,685	15,123	27,085
Total income	2,561	8,685	15,123	27,085
Expenses:
Administration fees	398,435	445,310	1,249,645	1,351,743
Safekeeping fees and bank charges	155,198	250,964	484,285	753,856
Trustees’ fees and expenses	44,974	47,483	131,246	130,389
Legal fees	20,948	11,112	40,466	35,674
Auditors’ fees	20,700	31,368	63,231	86,217
Regulatory filing fees	17,284	16,967	54,736	54,744
Stock exchange fees	11,535	12,680	34,604	38,040
Registrar and transfer agent fees	4,826	5,878	14,536	16,896
Unitholder information	(3,198)	2,695	40,987	46,426
Special Meeting Costs	8,159	-	2,229,917	-
Unsolicited takeover bid costs	2,902,277	-	3,095,471	-
Foreign exchange loss (gain)	(42,714)	-	(42,104)	-
Total expenses	3,538,424	824,457	7,397,020	2,513,985
Net loss from Trust administration	(3,535,863)	(815,772)	(7,381,897)	(2,486,900)
Change in unrealized appreciation of holdings	(40,209,610)	(69,437,768)	(60,145,612)	10,535,118
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(43,745,473)	(70,253,540)	(67,527,509)	8,048,218

Net loss, inclusive of the change in unrealized appreciation of holdings, was $43.7 million for the three months ended September 30, 2015 compared to a net loss of $70.3 million for the comparable three-month period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the nine months ended September 30, 2015 was $67.5 million compared to net income of $8.0 million for the nine-month comparable period in 2014. A significant portion of the reported net income (loss) for both the three and nine-month periods was a result of the change in unrealized appreciation of holdings. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and nine-month periods ended September 30, 2015 as compared to the same periods in 2014. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period. Expenses for the three and nine-month periods ended September 30, 2015 were significantly higher due to costs incurred as a result of: (i) the Annual and Special Meeting held on May 1, 2015; and, (ii) an unsolicited takeover bid initiated on May 27, 2015 by Sprott Asset Management LP.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month period ended September 30, 2015 was 0.45% compared to 0.09% for the three-month period in 2014. For the nine-month period ended September 30, 2015 the expense ratio was 0.89% compared to 0.28% for the comparative nine-month period ended September 30, 2014. For the twelve-month period ended September 30, 2015 the expense ratio was 0.97% compared to 0.36% for the twelve-month period ended September 30, 2014. The expense ratios of GoldTrust have increased significantly as a direct result of the unanticipated one-time costs incurred for the Annual and Special Meeting held on May 1, 2015 and to deal with the subsequent unsolicited takeover bid by Sprott Asset Management LP.

If not for the significant expenses of the Special Meeting and subsequent unsolicited takeover bid, the expense ratios for each of the three, nine and twelve-month periods would have decreased from those for the comparable periods in 2014. For the three-month period ended September 30, 2015, the expense ratio would have been 0.08% compared to 0.09% for the comparative three-month period in 2014. For the nine-month period ended September 30, 2015 the expense ratio would have been 0.25% compared to 0.28% for the same period in 2014. For the twelve-month period ended September 30, 2015, the expense ratio would have been 0.34% compared to 0.36% for the comparative period in 2014.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At September 30, 2015, the Units of Central GoldTrust were 99.6% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).